Sun Life Financial announces offering of Subordinated Unsecured Debentures

TORONTO (January 25, 2008) – Sun Life Financial Inc. (TSX/NYSE:SLF) announced today that it intends to issue in Canada up to $400 million principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due in 2023. The offering is expected to close on January 30, 2008 and the proceeds will be used for general corporate purposes, including investments in subsidiaries.

Details of the offering will be set out in a pricing supplement that the Company intends to issue pursuant to its short form base shelf prospectus and its prospectus supplement dated March 12, 2007, which will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com . The Series 2008-1 Debentures will be sold on a best efforts agency basis by a syndicate co-led by RBC Dominion Securities Inc. and Merrill Lynch Canada Inc.

The Series 2008-1 Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2007, the Sun Life Financial group of companies had total assets under management of $427 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:

Susan Jantzi

Senior Manager

External Communications & Corporate Affairs

Tel: 519-888-3160

susan.jantzi@sunlife.com

Investor Relations Contact:

Paul Petrelli

Vice-President, Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com